

Mail Stop 4561

December 19, 2016

Christopher S. Hylen
President
GetGo, Inc.
7414 Hollister Avenue
Goleta, California 93117

> **Re: GetGo, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 20, 2016**
> **File No. 000-55706**

Dear Mr. Hylen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Katherine Wray

                              Katherine Wray
                              Attorney-Advisor
                              Office of Information Technologies
                              and Services

cc: Lisa R. Haddad, Esq.
       Goodwin Procter LLP